Telephone and Data Systems, Inc.
30 N. LaSalle, Suite 4000
Chicago, IL 60602
312-630-1900
Fax: 312-630-9299

VIA EDGAR

August 4, 2009

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Telephone and Data Systems, Inc. Form 10-K for the Year ended December 31, 2008 Filed February 26, 2009 File No. 001-14157

Dear Mr. Spirgel:

Reference is made to your letter dated May 27, 2009, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filing. TDS provided responses to such comments in a letter dated June 23, 2009. Subsequently, at the request of Joe Cascarano, Staff Accountant, representatives of TDS, its subsidiary, United States Cellular Corporation, their valuation consultant, and their independent public accounting firm held a call with representatives of the Staff on July 23, 2009 relating to TDS’ responses to Comments 4 and 5. On that call, the Staff requested additional information with respect to such comments within 10 business days, or by August 6, 2009. This letter is to advise you that we are currently preparing responses to such request for additional information and will seek to respond fully no later than August 13, 2009. The Company is requesting additional time to respond for the following reasons. The Company needs additional time to fully consider the requests and to prepare and provide appropriate responses to the Staff’s requests, clear these internally with all appropriate personnel, review them with the Company’s independent registered public accounting firm and the Company’s valuation consultant and communicate with the audit committee. Accordingly, the Company is requesting additional time to respond to the Staff’s request for additional information. In the interim, if you have any questions or comments, please contact the undersigned at (312) 592-5304 or Douglas D. Shuma, Senior Vice President and Corporate Controller, at (608) 664-6122.

Yours truly,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers Executive Vice President and Chief Financial Officer

cc:     Douglas D. Shuma